Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Company:   Cohoes   Bancorp,   Inc.(Commission   File   No.
                    000-25027)

TRUSTCO
Bank Corp NY                                                    News Release
192 Erie Boulevard, Schenectady, New York, 12305
--------------------------------------------------------------------------------
(518) 377-3311   Fax: (518) 381-3668

Subsidiary:  Trustco Bank                                       NASDAQ -- TRST


             Contact:        William F. Terry
                             Secretary
                             518-381-3611



FOR IMMEDIATE RELEASE:


                  INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS
             TRUSTCO CANDIDATES FOR COHOES BANCORP, INC BOARD SEATS


Schenectady, New York - November 21, 2000

     TrustCo Bank Corp NY (Nasdaq: TRST) today reported that Institutional Shareholder Services (ISS), the nation's leading independent proxy advisory firm, has recommended that shareholders of Cohoes Bancorp, Inc. vote for TrustCo's four candidates for seats on the Cohoes Board of Directors at the annual meeting of Cohoes shareholders to be held on November 30, 2000.

     In advising Cohoes shareholders to vote for the TrustCo nominees and withhold authority for the Cohoes nominees, ISS said: "On balance, we believe that the circumstances in this contest warrant the election of TrustCo's nominees to the Cohoes board of directors. The failure of the incumbent directors to step forward and play the proper, productive role in the sale of the company is clear evidence of the need for a change. TrustCo's offer is simply too rich to ignore out of hand, particularly when management has already conceded that it will sell the company and there are no other, better offers for the company in sight. Therefore, the inability of TrustCo and Cohoes management to sit down and hold productive discussions, while understandable in light of previous events, clearly calls for more active participation on the part of the Cohoes' board. The election of four new nominees with no affiliation to either TrustCo or Cohoes appears to be in the best available means of resolving the current impasse and helping jump-start the meaningful discussions that would be in shareholders best interests."


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     Additionally the ISS report stated, "unfortunately it appears that the Cohoes board has been entirely supine to date, failing to assert itself in a process that desperately needs the intervention of the independent directors."

     Finally, "We recommend a vote FOR Item 1 (i.e., the TrustCo candidates) on the Dissident Proxy (White Card)."

     Institutional Shareholder Services, based in Rockville, MD, is an independent advisor to more than 500 institutional shareholders on corporate governance and proxy voting matters, including proxy contests, management and shareholder resolutions, and other shareholder-related issues. TrustCo has not obtained the written consent of ISS to quote portions of its analysis and recommendation, however, ISS does not object to the use of portions of its report.

     Robert A. McCormick, President and CEO, of TrustCo Bank Corp NY said, "I am gratified that ISS, a highly respected independent advisor, agrees with TrustCo that the board of Cohoes has a duty to its shareholders to direct management to pursue the TrustCo offer or find one that is better."

     TrustCo urges Cohoes shareholders to promptly sign, date and return their WHITE proxy by November 30, 2000. If you need assistance with voting your shares, shareholders may call Georgeson Shareholder Communications Inc toll-free at 800-223-2064.

     TrustCo is a $2.4 billion bank holding company and through its subsidiary banks, Trustco Bank, National Association, and Trustco Savings Bank, operates 54 bank offices in Albany, Columbia, Greene, Montgomery, Rensselaer, Saratoga, Schenectady, Schoharie, Warren, and Washington counties. In addition, Trustco Bank, National Association operates a full service Trust Department with $1.34 billion of assets under management.


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